NEWS RELEASE	TSX Trading Symbol: BZA

AMERICAN BONANZA ANNOUNCES DRILL RESULTS AT LA MARTINIERE

May 12, 2006 – American Bonanza Gold Corp. (TSX:BZA) (“Bonanza”) announces positive results from recent drilling at its 100% owned La Martiniere gold property located in northern Quebec. The La Martiniere property is located within the Abitibi Greenstone Belt, 35 kilometers east of the (plus two million ounce) Detour Lake gold mine. Gold mineralization at the La Martiniere property, the Detour Lake gold mine, and Bonanza’s Fenelon property is associated with a regional shear zone known as the Detour – Fenelon break. Similar structural breaks in the Abitibi Greenstone Belt are associated with over 150 million ounces of gold.

Drilling to date has discovered a strong gold zone with apparent continuity over a strike length of 1,300 meters and a vertical length of 75 meters based on widely spaced drill holes. The strike and dip extents of the gold mineralization remain open. A second phase of drilling by Bonanza at La Martiniere will continue the in-fill drilling along the 1,300 meters strike length, and further extend the known strike and dip dimensions.

Bonanza has recently completed 9 core holes with a combined length of 1,407 meters at the La Martiniere property, as previously announced. The drill program was designed to verify previous drill results by previous explorers and test the continuity of gold mineralization along strike and down dip.

Newly received drill results include drill hole MD-06-07, which was drilled between MD-06-01 and 02. Drill hole MD-06-07 intercepted 11.0 g/t Au over 0.7 meter. These holes drilled by Bonanza confirm and expand the intercepts from historic drill holes MD-99-11 and MD-99-17. The second Bonanza drill hole for which assays have recently been received is MD-06-06, which verifies gold mineralization from old drilling (MD-99-13), intercepting 3.5 g/t Au over 0.8 meter and 3.39 g/t over 1.0 meter 500 meters east of MD-06-07 in the same stratigraphic horizon.

New La Martiniere Gold Intercepts

	From	To	Weighted Average		Weighted Average
Drill Hole #	meters	meters	Grade (g/t Gold)	Length meters	Grade (oz/t Gold)	Length feet
MD-06-06	59	59.9	1.2	0.9	0.04	3.0
	65.9	66.7	3.5	0.8	0.10	2.6
	69.3	70.3	3.4	1.0	0.10	3.3
MD-06-07	108.4	109.1	11.0	0.7	0.32	2.3
	116.9	118.0	1.2	1.1	0.03	3.6

Results from 3 additional holes are expected soon and will be announced upon completion. Gold mineralization was encountered in all drill holes for which assays have been received. The gold grades shown are uncut; interval lengths are measured along the core axis and are not true widths.

Geologic interpretation of the gold zone at La Martiniere continues to evolve towards a Campbell Red Lake style of mineralization whereby gold is hosted within a stockwork of quartz-carbonate-albite veinlets. Adjacent host rock is silicified and associated with ankerite, fuchsite, chlorite and disseminated pyrite. All drill holes completed by Bonanza contain these quartz veins and associated mineralogy.

About La Martiniere

The Martiniere property is located 600 km northwest of Montreal and covers approximately 3,000 hectares. Bonanza’s Fenelon gold project is 30 km to the east and the (plus two million ounce) Detour Lake gold mine is located 35 km to the west. The Matagami poly-metallic mining district is located 75 kilometers east of La Martiniere on the Detour Lake-Fenelon Break.

Previous explorers, International Taurus Resources Inc. and Cyprus Canada Inc. completed 27 holes (4,166 meters) at La Martiniere before 2001, (predating National Instrument 43-101) defining high grade gold intercepts associated with quartz-carbonate veining. The best intercept from that program was 14.4 grams gold over 4.2 meters with the nearest hole along strike being over 300 meters away. Previous drilling was located on wide spaced centers. The Bonanza’s drill program is designed to test the gold intercepted by previous drilling, to test undrilled geophysical anomalies, and to fill in between previous significant gold intercepts along strike and down dip. The original discovery at La Martiniere was the test of an IP anomaly and other IP anomalies on the property remain to be drill tested.

The vein mineralogy found in drilling at La Martiniere is similar to those found at many gold mines in the Abitibi Greenstone Belt and are an encouraging sign for exploration. Vein textures at La Martiniere consist of banding, open-space filling textures, and cross cutting veins, which indicate multiple pulse mineralization – a positive sign for exploration for gold in the Abitibi Greenstone Belt. Bonanza geologists have recognized a strong similarity in La Martiniere veins to those observed at the famed high grade Campbell Red Lake mining district where Goldcorp Inc. is currently mining gold at a rate of 600,000 ounces per year.

Qualified Persons
The La Martiniere Project is managed by Bonanza’s Aline Leclerc, P. Geo. (OGQ) , under the technical supervision of Jean Lafleur, P. Geol. (OGQ), supported by Alain Carrier, P. Geol. (OGQ) and Carl Pelletier, P. Geol., both from Innovexplo inc. of Val-d’Or (Quebec), all Qualified Persons as defined by National Instrument 43-101 guidelines. All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d’Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented by Innovexplo. This Press Release has been prepared and revised under the supervision of Jean Lafleur, P. Geol. (OGQ), the Company’s principal consultant for its Quebec projects.

Field samples received at the laboratory are weighed and bar coded, dried, then individually crushed 70% to under 2 millimetres; followed by pulverization (85% to 75 microns or -200 mesh) of a 250 gram split. The pulverized material is analyzed by the Atomic Absorption method (for the 5 to 10,000 ppb gold range) and the Fire-Assay method with gravimetric finish for assays over 1,000 ppb gold. Quality control samples are added to the assaying process. For Atomic Absorption, there is 1 blank, 1 control standard and 2 duplicates added to each batch of 36 pulverized samples. For Fire-Assay, there is 1 blank, 2 control standards and 3 duplicates added to each batch of 84 pulverized samples. Whole-rock geochemistry is done by either (1) X-Ray Fluorescence for Major Elements, LOI, Zr, Y, Nb, Rb, Sr, and Ba following fusion of pulverized material with lithium borate into a glass pellet; or (2) HNO3 / HCL digestion of pulverized material followed by ICP-AES analysis for 34 elements.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their large gold endowments and stable political climates. Bonanza is advancing both its high-grade Copperstone gold project in Arizona and the Fenelon gold project in Quebec along with several other prospective properties. Bonanza has 85.8 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza and a map describing the drilling results announced, please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Ascenta Capital Partners Inc.
Attention:      Bruce Korhonen
Toll free         1-866-684-4743 ext. 30
Email              bruce@ascentacapital.com